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                                    FORM N-8F

I      GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

       [ ] MERGER

       [X] LIQUIDATION

       [ ]    ABANDONMENT OF REGISTRATION

              (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

       [ ]    Election of status as a BUSINESS DEVELOPMENT COMPANY

              (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund: COMPOSITE DEFERRED SERIES, INC.

3.     Securities and Exchange Commission File No.: 811-4962

4.     Is this an initial Form N-8F or an amendment to a previously filed Form
       N-8F?

       [X]  Initial Application          [ ]Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

       John T. West
       c/o WM Advisors, Inc.
       1201 Third Avenue, Suite 1400
       Seattle, WA  98101

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

       Brian D. McCabe, Esq.                    John T. West
       Ropes & Gray                             WM Advisors, Inc.
       One International Place                  1201 Third Avenue, Suite 1400
       Boston, MA  02110                        Seattle, WA  98101
       (617) 951-7801; or,                      (206) 461-8622

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

       NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

       John T. West
       WM Advisors, Inc.
       1201 Third Avenue, Suite 1400
       Seattle, WA 98101
       (206) 461-8622


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8.     Classification of fund (check only one):

       [X]  Management company;

       [ ] Unit investment trust; or

       [ ]Face-amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

       [X]  Open-end      [ ]Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Washington

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

       WM Advisors, Inc.
       1201 Third Avenue, Suite 1400
       Seattle, WA 98101
       (206) 461-8622

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

       WM Funds Distributor, Inc.
       1300 21st Street
       Sacramento, CA 95814

13.    If the fund is a unit investment trust ("UIT") provide:

       (a) Depositor's name(s) and address(es):   Not applicable

       (b) Trustee's name(s) and address(es):     Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [X] Yes   [ ]  No

       If Yes, for each UIT state:
              Name(s): SAFECO Deferred Variable Account of SAFECO Life Insurance
                       Company
              File No.: 811-04961
              Business Address: 15411 NE 51st Street, Redwood, WA 98032

15.    (a)    Did the fund obtain approval from the board of directors
              concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X]  Yes    [ ]  No

              If Yes, state the date on which the board vote took place: June 6, 2000

              If No, explain:


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       (b)    Did the fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?
              [ ] Yes    [X] No

              If Yes, state the date on which the shareholder vote took place:

              If No, explain: In connection with the liquidation and
                              distribution of the assets of the Fund, on April 21, 2000 all shares of the Fund were redeemed by SAFECO Deferred Variable Account of SAFECO Life Insurance Company, the sole shareholder of the Fund. Implicit in such redemption was the approval by the Fund's shareholder of the Liquidation, and such approval was acknowledged by a vote on September 12, 2000 of the Fund's directors.

II.    DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

       [X]   Yes   [ ]    No

       (a) If Yes, list the date(s) on which the fund made those distributions: April 21, 2000

       (b)    Were the distributions made on the basis of net assets?

              [X]   Yes   [ ]    No

       (c)    Were the distributions made pro rata based on share ownership?

              [X]   Yes   [ ]    No

       (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

       (e)    Liquidations only:
              Were any distributions to shareholders made in kind?

              [ ]   Yes   [X]    No

              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.    Closed-end funds only:
       Has the fund issued senior securities?

       [ ]   Yes   [ ]    No

       If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.    Has the fund distributed all of its assets to the fund's shareholders?

       [X]   Yes   [ ]    No

       If No,


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       (a)    How many shareholders does the fund have as of the date this form is filed?

       (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
       [ ] Yes    [X] No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.   ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

       [ ]  Yes    [X]  No

       If Yes,

       (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

       (b)    Why has the fund retained the remaining assets?

       (c)    Will the remaining assets be invested in securities?

              [ ]   Yes     [ ]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [ ]   Yes    [X]   No

       If Yes,

       (a)    Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.    INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22.    (a)    List the expenses incurred in connection with the Merger or
              Liquidation:

              (i)    Legal Expenses: Approximately $4,000

              (ii)   Accounting expenses: $0

              (iii)  Other expenses (list and identify separately):

                     None  *

              (iv)   Total expenses (sum of lines (i)-(iii) above):
                     Approximately $4,000

              * Does not include brokerage expenses, which were borne by Composite Deferred Series, Inc.


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       (b)    How were those expenses allocated? To WM Advisors, Inc.

       (c)    Who paid those expenses? WM Advisors, Inc.

       (d)    How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [ ]   Yes   [X]    No *

       If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

       * SAFECO Life Insurance Company and SAFECO Life Deferred Variable Annuity Account received an order (812-11332) on December 29, 1999 permitting the substitution of shares of SAFECO Resource Series Trust for shares of the Fund, in connection with which transaction the liquidation of the Fund was effected.

V.     CONCLUSION OF FUND BUSINESS

24.    Is the fund a party to any litigation or administrative proceeding?

       [ ]   Yes   [X]    No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [ ]   Yes    [X]   No

       If Yes, describe the nature and extent of those activities:

VI.    MERGERS ONLY

26.    (a)    State the name of the fund surviving the Merger:

       (b) State the Investment Company Act file number of the fund surviving the Merger:

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

       (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

       The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Composite Deferred Series, Inc., (ii) he is the Secretary of Composite Deferred Series, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        /s/  John T. West
                                        ----------------------------------------
                                        Title: Secretary


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